MANAGEMENT'S DISCUSSION & ANALYSIS

STRATHMORE MINERALS CORP.

FOR THE YEAR ENDED DECEMBER 31, 2007

Strathmore Minerals Corp. (the “Company”) is a junior resource issuer primarily engaged in the acquisition, exploration, and development of uranium resource properties in the United States. Management believes that the development of uranium properties presents an opportunity for the following reasons:

•

Increased worldwide energy demand

•

Increased demand for uranium.

•

Uranium Demand/Supply Imbalance, resulting in significantly higher uranium prices

•

Potential for long-term increased demand from developing countries as they construct new nuclear power plants

•

The Company’s uranium projects are located in the United States where the domestic annual demand for uranium exceeds 50 million pounds, while production totals approximately 4-5 million pounds per year. The United States currently imports most of its domestic uranium requirements to meet the shortfall in supply.

This increased demand and higher prices has stimulated new exploration and development of both new and previously explored uranium properties.

This discussion should be read in conjunction with the financial statements and related notes of the Company for the year ended December 31, 2007 (the "Financial Statements"). The information in this Management Discussion and Analysis (“MD&A”) contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The information contained in this report is made as of April 25, 2008.

Plan of Arrangement with Fission Energy Corp.

During the first quarter, Strathmore announced that it intended to enhance shareholder value by spinning off its Canadian and Peruvian exploration properties, in addition to $500,000 cash into a separate publicly traded company. At the Company’s Annual General and Special Shareholder’s meeting held in Vancouver on June 19, 2007, shareholders unanimously approved the spin-off and Fission Energy Corp. (“Fission”) was created to hold the spin-out assets. The Plan of Arrangement (the “Plan”) with Fission received British Columbia Supreme Court approval on June 22nd, and TSX Exchange and other regulatory approvals were received shortly thereafter.

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Plan of Arrangement with Fission Energy Corp. (cont’d…)

Under the Plan, Strathmore shareholders received one new share of Strathmore Minerals Corp. and .333 shares of Fission Energy Corp. for each previously held share of Strathmore. During the quarter the Company announced the fair market value of distributed shares of Fission on July 17, 2007, the effective date of the Plan, to be 26.51% of the value of the previously held share of Strathmore. Shareholders are reminded that this determination of Fair Market Value is not binding on the Canada Revenue Agency or the US Internal Revenue Service. The above information is not intended to be, nor should it be considered to be legal or tax advice to any particular Shareholder, Option holder, or Warrant holder. Shareholders should consult with their tax advisors and review the Management Information Circular dated May 8, 2007.

Fission began trading as a new public company on July 25 on the TSX Venture Exchange under the symbol FIS.V, Strathmore Minerals Corp. continues to trade on the TSX Venture Exchange under the symbol STM.V. Upon completion of the Plan, all of Strathmore’s uranium exploration and development properties are now located in the United States.

Performance Summary and Update

Strathmore’s goal is to become a leading uranium producer in the United States. The Company finances its exploration and development through equity financing, by way of joint venture, option agreements or other means. The Company's primary properties are located in the two largest historical uranium producing districts in the United States: Grants, New Mexico and the Gas Hills, Wyoming.

During 2006, the uranium spot price began the year at US $37.50 /lb. and reached a new all-time high of US $72 /lb. by the end of the year. Development problems at Cameco’s Cigar Lake uranium deposit during the second half of 2006 removed approximately 18-20 million pounds of expected production from the market place, causing the uranium price to surge to the upside. During the second half of 2007, the spot price of uranium continued its uptrend to approximately US $138 /lb, before declining to approximately US $68 /lb at the time of writing.  The long-term contract price remained at US $95 /lb throughout the quarter to year end Dec 31, 2007.

 In 2007, the Company continued to execute its strategy of advancing its core Wyoming and New Mexico properties towards production. During the forthcoming 2008 calendar year, exploration and development will continue on the uranium projects discussed herein.

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Performance Summary and Update (cont’d…)

Wyoming Properties

Gas Hills Properties

During the final quarter, Strathmore announced that it had increased its land holdings in the Gas Hills to in excess of 33,000 acres (12,950 ha). The Company is now the largest land holder of uranium properties in the Gas Hills, which includes a 100% interest in six near-surface open pit deposits with historical resources. As a result, the Gas Hills now makes up the Company’s core uranium land holdings in Wyoming, Permitting has been underway since late 2006, and first production, subject to obtaining the necessary permits and regulatory approvals, is planned for 2010. The deposits include George-Ver, Loco-Lee, Bull-Rush, Frazier LeMac, Andria, East Day Loma, and New Rock Hill (See below:  Uranium Resources Summary by Property for additional detail) Subsequent to the December 31st quarter end, the Company announced that it had staked additional lands in the Gas Hills known as the Amazon and Sunset deposits. Historical resources total 2.1 million lbs U3O8. These newly acquired properties complement Strathmore's existing Gas Hills deposits. In addition, the Company entered into an option agreement to purchase an existing NRC license and additional private mineral rights containing known uranium mineralization in the Gas Hills Uranium District, Wyoming.

The NRC license covers a historic mill site. It will be evaluated to determine if it can be used for a new mill or ore heap and/or vat leach facility in the Gas Hills. The private mineral rights are adjacent to existing Strathmore land holdings in the Gas Hills District and would be incorporated into new and expanded mining and milling scenario.

Strathmore shall have one year to evaluate the acquisition of the NRC License and uranium properties and any obligations associated with the option agreement. The Company expects to continue its main focus on evaluating and permitting its Gas Hills properties during 2008.

Sky Property

The Sky Property consists of 50 unpatented mining claims totaling 1,033 acres (418 hectares) located in the Gas Hills Uranium District. Sky is Strathmore’s first project in Wyoming to begin data collection activities for permitting purposes. In August 2007, Strathmore and Yellowcake Mining (YCKM – OTCBB) completed a formal Joint Venture Agreement on the property to finance the development of the property. The intent is to develop the Sky project as a satellite ISR operation.

During the quarter ending December 31st, 2007, the Company began the installation of groundwater monitor wells. However, rig difficulties were encountered and the drilling was terminated. Plans are being made to resume drilling during the spring/summer of 2008.

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Performance Summary and Update (cont’d…)

Wyoming Properties (cont’d…)

Pine Tree Property

The project consists of approximately 16,000 acres (6,475 hectares) located in the central Powder River Basin in Campbell County, Wyoming. In September 2007, the Company completed a formal Joint Venture Agreement with American Uranium Corporation (“AUC”) (AUUM -OTCBB) over several nearby properties (Pine Tree, Four Mile Creek, West Reno, State and Private leases). Subsequent to the December 31st quarter end, Strathmore and American Uranium announced an amendment to this agreement. American Uranium agreed to increase its exploration and development expenditures from US $5 million to US $ 12.375 million to earn an initial 22.5% interest in the project. With this amendment, Strathmore has agreed to rescind its 11% buyback provision under the terms specified by the original agreement. All other terms as per the original agreement remain unchanged, including total expenditures of US $33 million required to be spent by American Uranium to earn a 60% interest. In addition, the Company completed and SEDAR filed NI 43-101 technical reports for the West Reno Creek and the Southwest Reno Creek properties. The West Reno Creek property comprises about 15% of the total size of the project, while the Southwest Reno Creek totals approximately 17% of the entire Pine Tree Reno Creek project.

Juniper Ridge Project

The Juniper Ridge Property is located in the Poison Basin Uranium District of south-central Wyoming. The Company added 73 lode mining claims to the project during the summer, bringing the total number there to 201 claims in addition to one State of Wyoming Mineral Lease.  The project now totals 4,793 acres (1,940 Hectares).

During the quarter the Company reviewed new data, which allowed for an updated historical resource estimate at its Juniper Ridge Project. The historical Measured & Indicated resource totals 5,971,000 tons grading 0.063% U3O8 for 7,539,000 pounds. This Measured & Indicated resource is not NI 43-101 compliant.

Permitting activities on the property are ongoing. The Joint Venture recently received permits to begin the installation of six wells to monitor groundwater.  Upon completion, pump tests will be performed to determine the hydrologic characteristics and samples will be obtained to determine baseline water quality.  Drilling and installation activities are scheduled for spring 2008. In addition, plans for extensive exploration drilling to increase the extent of the known mineralization are under preparation.

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Performance Summary and Update (cont’d…)

New Mexico Properties

Roca Honda Project

The Roca Honda property represents the Company’s most significant uranium resource with a 43-101 compliant, measured & indicated resource of 17,512,000 lbs U3O8, and an inferred resource in excess of 15.8 million lbsU3O8.

In July, the Company completed the Joint Venture agreement with Sumitomo Corp. of Japan to develop the Roca Honda Project. Under the terms of the completed definitive agreement, subsidiaries of Strathmore and Sumitomo have formed a 60/40 limited liability company (LLC) to affect the joint venture. Under the agreement:

•

Sumitomo has paid Strathmore an additional US $900,000 as part of its initial US $1,000,000 total cash payment to Strathmore for entering the joint venture agreement. US $100,000 was previously paid pursuant to the previously executed Exclusivity Agreement;

•

The initial purpose of the joint venture will be to undertake and complete a bankable feasibility study to develop and mine Roca Honda, and Sumitomo will contribute 40% of the costs of the feasibility study;

•

Upon completion of the feasibility study, the parties will make a final investment decision regarding their participation in the development of the project. If Sumitomo elects to participate in the development, it will make a pre-determined additional lump sum contribution to Strathmore. Following a positive investment decision by both parties, Strathmore and Sumitomo will together pursue the development and mining of uranium at the Roca Honda project;

•

Strathmore and Sumitomo will enter into a Sales and Marketing Agreement whereby Sumitomo will market uranium produced from the project; and

•

Sumitomo will have the right to enter into new projects that Strathmore undertakes as a joint venture partner in New Mexico.

During the period, the Company continued permitting activities at Roca Honda which began in 2006. The installation of four monitor wells was completed. Each well will be drilled to depths of approximately 2,000 feet (610 m) and will enable the Company to obtain vital geologic and hydrologic information, in addition to further defining the ore body and providing samples for initial mill process studies. On completion, pump tests will be performed on each of the four wells to determine baseline water quality. Planning for the installation of meteorological and radiological monitoring stations was begun, which will allow of the collection of background data for mine design and operations planning and to support mill process design currently underway. The planning process for the construction of a mill in New Mexico to support the Roca Honda resource is also continuing. Initial site studies for the mill and tailings, as well as mill process design investigations, supported by the current drilling program are underway.

Performance Summary and Update (cont’d…)

New Mexico Properties (cont’d…)

Roca Honda Project (cont’d…)

During installation of the second monitor well, a new uranium zone was discovered. This zone is located in Section 16, a previously unexplored area of the property. The well returned several intercepts as follows:

S2-Jmw-CH-07 Uranium Intercepts (eU3O8)

Interval (ft)	Thickness (ft)	Grade %	GT	Sand Unit	lbs U3O8 / ton
1731 – 1734	3.0	0.16	0.48	A	3.2
1748 – 1757	9.0	0.56	5.08	A	11.2
1792 – 1793.5	1.5	0.20	0.30	B1	4.0

Dalton Pass

The Dalton Pass property comprises approximately 1320 acres (534 Hectares) of federal lode mining claims. In July, the Company signed a Letter-of-Intent (LOI) with Uranium International Corp. (formerly Nu-Mex Uranium Resources Inc.) (“UIC”) to explore and develop the Dalton Pass Property. During the 4th quarter, the Company and UIC completed the agreement to jointly develop the property. Under the final  terms of this agreement, the Company has granted UIC the right to earn-in a 65% interest in the project by:

•

Paying to Strathmore $250,000; and

•

Incurring a total of $16,750,000 in work commitment expenditures on the Dalton Pass property and make additional payments totaling $1,000,000 in cash or stock under the following schedule:

•

A $1,000,000 work commitment expenditure plus $250,000 payment in cash or stock on or before the first year;

•

An additional $2,000,000 work commitment expenditure plus $250,000 payment in cash or stock on or before the second year;

•

An additional $2,750,000 work commitment expenditure plus $250,000 payment in cash or stock on or before the third year;

•

An additional $3,000,000 work commitment expenditure plus $250,000 payment in cash or stock on or before the fourth year;

•

An additional $4,000,000 work commitment expenditure in the fifth year, and

•

An additional $4,000,000 work commitment expenditure in the sixth year.

UIC will earn a 25% interest in the property once it has completed its commitments of $1,000,000 in cash/stock and work of US$8,750,000 on or before the anniversary of the fourth year. UIC will earn an additional 40% interest in the Property once UIC has completed its additional commitments of US$8,000,000 in work on or before the anniversary of the sixth year. Following the sixth anniversary of the closing date, or other mutually agreed upon time, the operator will retain a third party engineering firm to prepare a Bankable Feasibility Study.

Performance Summary and Update (cont’d…)

New Mexico Properties (cont’d…)

Dalton Pass (cont’d…)

Should the third party evaluation result in a positive recommendation, Strathmore and UIC will then proceed with their pro-rata payments under the proposed joint venture agreement to further develop the project. Strathmore will have up to 90 days after the date the Bankable Feasibility report is delivered to elect whether or not to earn back a 16% undivided interest in the Property by paying US$8,000,000 to UIC, providing UIC has met all its obligations to earn 65%.

Nose Rock

The Nose Rock Project is located northeast of Crownpoint within the Grants Mineral Belt in the State of New Mexico. The Company acquired the property through mineral leases or by claim staking and the Nose Rock Project as a whole consists of approximately 5,000 acres (2,023 Ha) of land. Strathmore completed an agreement with UIC sole and exclusive right to earn-in up to a 65% interest in the Nose Rock Project on the following terms (all dollar amounts are in US$):

•

UIC will pay to Strathmore $250,000 on closing and issue to the limited liability company to be formed to consummate this joint venture between the parties 5,000,000 common shares in the Capital Stock of UIC; and

•

UIC will incur a total of $44,500,000 in work commitment expenditures on the Nose Rock Project in accordance with the following schedule:

•

$1,000,000 in work commitment expenditures in each of the first and second years, and

•

Additional $1,500,000 in work commitment expenditures in the third year,

•

an additional $10,000,000 in work commitment expenditures in each of the fourth, fifth, and sixth years, and

•

an additional $11,000,000 in work commitment expenditures in the seventh year.

The Company retains the right to earn back a 16% interest in the project in consideration for US$25,000,000.

Uranium Resources Summary by Property

The following table updates the Company's uranium resources as at December 31, 2007. New property additions include the Andria, East Day Loma, and New Rock Hill projects in Wyoming's Gas Hills, and the Marquez Property in New Mexico. Additions and changes are anticipated over the following year as drilling databases are acquired and analyzed. The table includes NI 43-101 compliant (Measured and Indicated, and Inferred), and historical resources as defined by the results of exploration completed by previous mining companies. It revisits previously released information and adds the new historical and/or NI 43-101 resources where appropriate.

Uranium Resources Summary by Property (cont’d…)

Location	Previous Operator/Source (Date of Resource Estimate)	Resource Classification	Tonnage	Grade % U 3O 8	lbs/U 30 8
Gas Hills (George-Ver, Bullrush, Loco- Lee), WY	Federal American Partners (1984)	Historical: Measured & Indicated	6,131,504	0.069	8,440,490*
Gas Hills Frazier LeMac, WY	Pathfinder (1996)	Historical: Measured & Indicated	696,327	0.11	1,522,000*
Gas Hills: Andria, WY	Federal American Partners (1984)	Historical: Measured & Indicated	739,565	0.06	949,100*
Gas Hills: East Day Loma, WY	Energy Fuels (1978)	Historical: Measured & Indicated	456,096	0.21	1,940,945*
Gas Hills: New Rock Hill WY	Adobe/Union Carbide (1977)	Historical: Measured & Indicated	900,000	0.05	900,000*
Gas Hills: Amazon: Gas Hills: Sunset	Federal American Partners (1984)	Historical: Measured and Indicated	284,572 1,394,924	0.064 0.065	365,019* 1,812,376*
Gas Hills, (Jeep), WY	Federal American Partners (1984) C. Snow, 43-101, (2007)	NI 43-101: Measured & Indicated NI 43-101: Inferred	316,636 152,762	0.08 0.05	483,395 168,003
Reno Creek, (West Reno), WY	Rocky Mountain Energy (1986) C. Snow, 43-101 (2008)	NI 43-101: Measured & Indicated NI 43-101: Inferred	5,677,9292,633,800	0.065 0.065	7,433,499 3,406,771
Pine Tree, WY	Pathfinder (1980)	Historical: Measured& Indicated Historical: Inferred	1,947,000625,000	0.07 0.06	2,646,000* 750,000*
Sec. 36 SW Reno Creek, & Claim Group, WY	TVA/Rocky Mountain Energy (1986) C. Snow 43-101 (2008)	NI 43-101: Measured & Indicated NI 43-101: Inferred	2,590,943 1,163,130	0.068 0.057	3,526,495 1,327,635
SWD Claims Area, WY	Utah International/ Pathfinder (1980)	Historical: Measured & Indicated Historical: Inferred	497,000 271,000	0.09 0.08	944,000* 400,000*
FMC Claim Area, WY	Rocky Mountain Energy (1986)	Historical: Measured & Indicated	1,992,000	0.09	3,670,000*
Ketchum Buttes, WY	Pathfinder (1980)	Historical: Measured & Indicated	1,135,000	0.064	1,454,900*
Juniper Ridge (Red Creek),WY	Urangesellschaft (1978)	Historical: Measured & Indicated	5,971,000	0.063	7,539,000*
Copper Mountain, WY	Anaconda (1997)	Historical: Indicated & Inferred	45,570,00	0.027	24,607,800*
Sky Project, WY	Exxon & Pathfinder (1980) C. Snow, 43-101, (2007)	NI 43-101: Indicated NI 43-101: Inferred	668,688 55,086	0.07 0.05	948,098 54,496
-Continued-

Uranium Resources Summary by Property (cont’d…)

Location	Previous Operator/Source (Date of Resource Estimate)	Resource Classification	Tonnage	Grade % U 3O 8	lbs/U 30 8
Continued…
Church Rock, New Mexico ock, New Mexico	Kerr McGee (1980) D. Fitch, 43-101 (2005)	NI 43-101 Measured & Indicated NI 43-101 Inferred	6,221,4671,950,560	0.10 0.09	11,848,007 3,525,342
Roca Honda, New Mexico	Kerr McGee (1980) D. Fitch, 43-101 (2006)	NI 43-101 Measured & Indicated NI 43-101 Inferred	3,782,0004,546,000	0.23 0.17	17,512,000 15,832,000
Roca Honda North, New Mexico	Kerr McGee (1980)	Historical: Measured & Indicated	87,000	0.18	312,000*
Marquez, New Mexico	Kerr McGee (1980)	Historical: Measured, Indicated & and Inferred	2,754,000	0.17	9,362,000*
West Largo , New Mexico	Kerr McGee (1980)	Historical: Measured & Indicated Historical: Inferred	20,000 362,000	0.12 0.21	46,000* 1,534,000*
Nose Rock, New Mexico	Phillips Uranium (1979)	Historical: Measured & Indicated	6,694,217	0.135	18,230,955*
Dalton Pass , New Mexico	Pat hfinder (1980)	Historical: Measured & Indicated Historical: Inferred	3,470,000 459,000	0.07 0.085	4,735,000* 765,000*
Sec. 2 13N 9W ( New Mexico state lease)	Homestake (1979)	Historical: Inferred	198,665	0.167	665,268*
Chord, South Dakota	Union Carbide/TVA (1998)	Historical: Measured, Indicated & Inferred	1,727,000	0.11	3,800,000*

*The foregoing historical resource estimates presented in the table above were completed prior to the implementation of the NI 43- 101 requirements. Given the quality of the historic work completed on the properties in Wyoming and New Mexico discussed herein and the production history of Gas Hills Uranium District and the Grants Mineral District, the Company believes the resource estimates to be both relevant and reliable. However, a qualified person has not completed sufficient work to classify the historic mineral resources as current mineral resource, and is not treating the historic resources as current. Hence, they should not be relied upon. The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in National Instrument 43- 101 and reviewed by David Miller, President and Chief Operating Officer for Strathmore Minerals Corp., a qualified person under National Instrument 43-101

All NI-43-101 reports referenced in this table can be reviewed in their entirety on SEDAR, www.sedar.com or the Company's website, www.strathmoreminerals.com

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Deferred Exploration Costs

5.

MINERAL PROPERTY INTERESTS (cont’d…)

December 31, 2007	Roca Honda Property	Nose Rock/ Crown Point Property	Church Rock Property	Dalton Pass Property	Marquez Property	Jeep Property	Juniper Ridge Property	Rock Hill /Red Horse Property	Pine Tree/ Reno Creek Property	Sky/ Cedar Rim Property	Canada/ Peru Properties	Other Properties	Total Property Costs

Acquisition costs:
Balance, beginning of year	$ 498,970	$ 908,991	$ 289,155	$ 20,927	$ -	$ -	$ 488,158	$ -	$ 937,835	$ 99,279	$3,154,921	$ 1,304,210	$ 7,702,446

Additions	-	3,931	108,170	1,044	810,147	24,319	92,267	834,496	8,653	10,889	425,000	19,534	2,338,450
Cost Recoveries	-	(260,900)	-	(21,971)	-	-	(580,425)	-	(946,488)	(110,168)	-	-	(1,919,952)
Transfer through plan of arrangement	-	-	-	-	-	-	-	-	-	-	(3,579,921)	-	(3,579,921)

Balance, end of year	498,970	652,022	397,325	-	810,147	24,319	-	834,496	-	-	-	1,323,744	4,541,023

Exploration costs:
Balance, beginning of year	320,175	60,788	1,767,050	-	-	52,017	52,858	-	167,014	173,972	8,941,150	410,990	11,946,014

Incurred during the year
Administration	63,682	6,671	8,121	6	45	15,570	10,489	233	346	23,159	143,914	15,045	287,281
Drilling	5,116,130	-	-	-	-	123,419	61,882	-	-	607,415	483,255	98,388	6,490,489
Equipment/Vehicles	-	-	-	-	-	1,839	806	-	-	-	519,706	54	522,405
Engineering	771,600	-	237,824	-	-	364	5,880	116	-	188,168	479	74,771	1,279,202
Environmental	115,718	-	-	-	-	23	35,290	-	-	31,131	-	26,322	208,484
Facilities/Construction	736	-	5,200	-	-	-	-	-	-	4,178	29,851	7,200	47,165
Geology & Geophysics	100,280	986	2,186	47	3,187	4,619	39,515	33,103	8,510	26,369	2,686,412	30,383	2,935,597
Health & Safety	6,738	-	578	-	-	-	8,326	-	53	12,332	-	10,660	38,687
Property	14,862	61,362	20,223	9,413	1,532	46,071	51,267	31,322	108,545	6,606	598,632	400,540	1,350,375
Permitting/Regulatory	357,594	138	9,877	-	-	14,153	217,703	-	6,267	71,934	104,916	609,800	1,392,382
Personnel Time	49,228	11,995	166,194	7,187	12,846	35,707	96,214	220	8,039	205,550	915,152	74,084	1,582,416
Travel	22,411	7,407	8,768	1,251	2,628	7,878	18,205	-	2,420	52,453	113,614	30,344	267,379

	6,618,979	88,559	458,971	17,904	20,238	249,643	545,577	64,994	134,180	1,229,295	5,595,931	1,377,591	16,401,862

Cost recoveries	(1,062,280)	-	-	(17,904)	-	(166,741)	(598,435)	-	(301,194)	(388,359)	-	-	(2,534,913)
Transfer through plan of arrangement	-	-	-	-	-	-	-	-	-	-	(14,537,081)	-	(14,537,081)
Prepaid exploration expenditures	-	-	-	-	-	-	-	-	-	-	-	1,106,235	1,106,235

Balance, end of year	5,876,874	149,347	2,226,021	-	20,238	134,919	-	64,994	-	1,014,908	-	2,894,816	12,382,117

Total costs	$6,375,844	$ 801,369	$ 2,623,346	$ -	$ 830,385	$ 159,238	$ -	$ 899,490	$ -	$ 1,014,908	$ -	$ 4,218,560	$ 16,923,140

Deferred Exploration Costs

5.

MINERAL PROPERTY INTERESTS (cont’d…)

December 31, 2006	Roca Honda Property	Nose Rock/ Crownpoint Property	Church Rock Property	Dalton Pass Property	Marquez Property	Jeep Property	Juniper Ridge Property	Rock Hill Property	Pine Tree/ Reno Creek Property	Sky/ Cedar Rim Property	Canada/ Peru Properties	Other Properties	Total Property Costs

Acquisition costs:
Balance, beginning of period	$ 498,970	$ 484,491	$ 289,155	$ -	$ -	$ -	$ 205,158	$ -	$ 672,475	$ 99,279	$ 2,383,386	$ 946,864	$ 5,579,778

Additions	-	424,500	-	20,927	-	-	283,000	-	265,360	-	771,535	357,346	2,122,668

Balance, end of period	498,970	908,991	289,155	20,927	-	-	488,158	-	937,835	99,279	3,154,921	1,304,210	7,702,446

Exploration costs:
Balance, beginning of period	28,206	35,692	376,744	-	-	-	20,676	-	23,625	5,408	2,955,712	124,927	3,570,990

Incurred during the period:
Administration	9,021	87	113,202	-	-	385	727	-	3,732	2,125	99,806	984	230,069
Geology & Geophysics	106	-	673	-	-	94	-	-	-	14	3,242,567	14,284	3,257,738
Lab analysis & sampling	-	-	-	-	-	-	-	-	-	-	19,990	-	19,990
Property fees	23,673	24,270	30,846	-	-	615	31,455	-	136,634	4,673	211,705	261,838	725,709
Personnel time	254,203	-	1,112,321	-	-	47,505	-	-	-	156,514	1,875,141	-	3,445,684
Travel	4,966	739	133,264	-	-	3,418	-	-	3,023	5,238	536,229	8,957	695,834

	291,969	25,096	1,390,306	-	-	52,017	32,182	-	143,389	168,564	5,985,438	286,063	8,375,024

Balance, end of period	320,175	60,788	1,767,050	-	-	52,017	52,858	-	167,014	173,972	8,941,150	410,990	11,946,014

Total costs	$ 819,145	$ 969,779	$ 2,056,205	$ 20,927	$ -	$ 52,017	$ 541,016	$ -	$ 1,104,849	$ 273,251	$ 12,096,071	$ 1,715,200	$ 19,648,460

Results of Operations

General and administrative expenses increased from $3,666,777 for the year ended December 31, 2006 to $9,708,136 for the year ended December 31, 2007, as the activity of the Company increased significantly as it expanded to take advantage of rising uranium prices. The Company also acquired additional properties and completed several joint-venture agreements, both of which led to higher costs related to these agreements. Further, pursuant to the plan of arrangement, all options vested and a higher stock-based compensation was recognized in the current year as a result.

The net income for the year ended December 31, 2007 totaled $4,753,758, compared to a loss of $2,310,688 recorded in the year ended December 31, 2006. The main reasons for the large positive variance in net income are the gain of $9,109,983 in the current year on property option agreement from the Dalton Pass property and the future income tax recovery of $4,397,801. Other items for the year ended December 31, 2007 that reduced the effect of the gain on net income include a foreign currency loss of $148,285 due to unfavorable changes in exchange rates, a realized loss on investments of $3,278 and an unrealized loss on investments of $68,062 due to a decline in value of the Company’s short-term investments. Interest income declined from $1,173,735 compared to $1,393,309 recorded in the prior year. The decrease in interest income is due to lower cash balances than in the prior year. The income before income taxes was $355,957, although future income tax recovery of $4,397,801 led to net income for the year of $4,753,758, or $0.07 per share basic earnings per share, $0.06 fully diluted compared to a loss of $2,310,688, or $0.03 per share, in the prior year.

The Company expects general and administrative expenses to continue to increase as the Company becomes more active in all geographic regions and hires additional employees. (See the audited financial statements dated December 31, 2007 for a complete listing)  The Company now maintains 3 full-time offices. Headquartered in Kelowna, British Columbia, the Company also has an exploration and development office Riverton, Wyoming and a mine development office in Santa Fe, New Mexico.

Selected Annual Information

	2007	2006	2005

Income (loss) for the year	$ 4,753,758	$ (2,310,688)	$ (1,622,502)

Total assets	42,220,535	53,490,354	30,770,777

Total liabilities	4,239,279	724,055	185,647

Shareholders’ equity	37,981,256	52,766,299	30,585,130

Basic earnings (loss) per share	0.07	(0.03)	(0.03)

Diluted earnings (loss) per share	0.06	(0.03)	(0.03)

Summary of Quarterly Results

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2005	Net Income (loss)	(218,878)	(557,802)	(385,489)	(460,333)
	Net Income (loss) per share	(0.01)	(0.01)	(0.01)	(0.01)

2006	Net Income (loss)	(500,780)	(745,149)	(137,342)	(927,417)
	Net Income (loss) per share	(0.01)	(0.01)	(0.01)	(0.01)

2007	Net Income (loss)	(1,042,772)	(1,325,342)	(2,010,938)	9,132,810
	Basic earnings (loss) per share	(0.01)	(0.02)	(0.03)	0.13
	Diluted earnings (loss) per share	(0.01)	(0.02)	(0.03)	0.12

Liquidity

As of December 31, 2007, the Company had working capital of $15,242,994, including Cash and Equivalents of $2,900,096 and Short-term Investments of $12,788,046. An internal review found that Strathmore has no exposure to sub-prime mortgage paper. The Company’s cash balances are managed by two professional portfolio managers and are invested in a diversified fixed income portfolio of government backed and corporate securities. The Company does not have any operating revenues as a junior resource company engaged in mineral exploration and development. The Company does not anticipate generating any operating revenues in the next few years. Historically, the Company has received revenues only from investment income on cash reserves held.  The Company expects investment income on cash balances to be the only source of its income for the next several years. The Company expects to rely upon equity financing as its primary source of funding.

Financing, Principal Purposes and Milestones

During the year ended December 31, 2007, the Company conducted no placements of its common shares. 597,000 common shares were issued pursuant to the exercise of options for proceeds of $1,010,800; 1,179,363 common shares were issued pursuant to the exercise of warrants for proceeds of $2,770,253; and 125,000 common shares were issued for acquisition of mineral property interests.

The Company also completed its Form 20-F Registration in the United States, and is now a fully reporting issuer with the United States Securities and Exchange Commission. This voluntary registration requires the Company to submit timely filings under Form 6-K and an annual filing under Form 20-F, and places the Company under the regulatory jurisdiction of the SEC. Management believes that such increased availability of corporate data will assist investors in the United States to better evaluate the Company. Strathmore is also presently reviewing alternatives for an exchange listing in the United States.

Change in accounting policy

On January 1, 2007, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3855 “Financial Instruments – Recognition and Measurement”, 3861 “Financial Instruments – Disclosure and Presentation”, 3865 “Hedges”, 1530 “Comprehensive Income”, and 3251 “Equity”, for fiscal years beginning on or after January 1, 2007. These standards have been adopted on a prospective basis with no restatement to prior period financial statements.

Financial instruments - Recognition and measurement

Section 3855 establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used when a financial instrument is to be extinguished. Under this standard, all financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, held-to-maturity, available-for-sale, loans and receivables, or other financial liabilities. The Company has implemented the following classifications for its financial instruments:

a)

Cash and equivalents and short term investments have been classified as held-for-trading.

b)

Investments have been classified as available-for-sale.

c)

Receivables have been classified as loans and receivables and measured at amortized cost.

d)

Accounts payable and accrued liabilities have been classified as other financial liabilities and are measured at amortized cost.

Comprehensive Income

Section 1530 establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity (net assets) from transactions and other events from non-owner sources. Other comprehensive income is defined as revenues, expenses, gains and losses that, in accordance with primary sources of GAAP, are recognized in comprehensive income, but excluded from net income. This would include holding gains and losses from financial instruments classified as available-for-sale.

Financing charges

Financing charges that reflect the cost to obtain new debt financing are expensed as incurred. Financing charges that reflect the cost to obtain new equity financing are deducted from shareholders equity.

Recent accounting pronouncements

The CICA has issued six new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2008. The Company will adopt the requirements commencing in the interim period ended March 31, 2008 and is currently considering the impact this will have on the Company's financial statements.

Section 1400 – Assessing Going Concern

This Section was amended to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.

Section 1535 – Capital Disclosures

This Section establishes standards for disclosing information about an entity's capital and how it is managed.  Under this standard the Company will be required to disclose the following, based on the information provided internally to the entity's key management personnel:

i.

qualitative information about its objectives, policies and processes for managing capital,

ii.

summary quantitative data about what it manages as capital.

iii.

whether during the period it complied with any externally imposed capital requirements to which it is subject.

iv.

when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

Section 3862 – Financial Instruments – Disclosures

This Section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Section requires specific disclosures to be made, including the criteria for:

i.

designating financial assets and liabilities as held for trading;

ii.

designating financial assets as available-for-sale; and

iii.

determining when impairment is recorded against the related financial asset or when an allowance account is used.

Recent accounting pronouncements (cont’d)

Section 3863 – Financial Instruments - Presentation

This Section was issued to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Capital Resources

For the year ended December 31, 2007, the Company had not entered into any property option agreement that require the Company to meet certain yearly exploration expenditure requirements. With the exception of the Company’s Roca Honda property, exploration partners are required fund exploration in advance of expenditure. Over five years, the Company will fund 60% of a $US 27.2 million feasibility study for Roca Honda.

Outstanding Share Data

As at April 25, 2007, the Company has 72,457,911 common shares issued and outstanding. The Company also has 6,648,000 incentive stock options ranging in exercise price from $1.40 to $2.80 per share and 541,325 share purchase warrants for an exercise price of $2.39 per share.

Fourth Quarter

During the fourth quarter, there were no significant events or transactions. The Company did not have any extraordinary items, year-end adjustments or dispositions.

Transactions with Related Parties

During the year ended December 31, 2007, the Company paid or accrued management consulting fees in the amount of $210,948 and a bonus in the amount of $127,104 to a company controlled by Devinder Randhawa, the Chairman and Chief Executive Officer of the Company. Management consulting fees of $145,459 and a bonus in the amount of $63,402 were paid or accrued to a company controlled by an officer, Steven Khan, for services provided to the Company. David Miller, the President and Chief Operating Officer, received $211,708 and a bonus in the amount of $127,380 for his services. Bob Hemmerling, the Secretary of the Company, received $109,500 for his services. Patrick Groening, the Chief Financial Officer, received $118,395 and a bonus of $34,709 for his services. Ray Larson, a Director of the Company, received $11,601 for his services. Dieter Krewedl, a Director of the Company, received $34,709 for his services. In addition, Directors’ fees in the amount of $32,500, $30,000, $33,750, $29,500 and $34,250 were paid to Devinder Randhawa, David Miller, Dieter Krewedl, Ray Larson, and Mike Halvorson, respectively.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

An officer of the Company is also a former director of Yellowcake. The officer of the Company was a director of Yellowcake during the time the options on the Jeep and Sky properties were granted.

Contingency

In January 2008 the Company received an invoice in the amount of $182,616 from a Canadian drilling company. The invoice represents amounts for services to have been alleged performed during 2007. The Company unequivocally rejects this claim. The party has commenced legal proceedings and the Company will rigorously defend itself and will seek reimbursement for all costs associated with the defense from the claim or litigation. No amount has been accrued in these financial statements in respect of the claim as the outcome is not determinable. Any costs ultimately assessed against the Company in respect of this claim will be recoded in the period in which the actual determination of the liability, if any, is made.

Financial Instruments and Comprehensive Income

The Company's financial instruments consist of cash and equivalents, short term investments, receivables, investments, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying value, unless otherwise noted. The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

Subsequent Events

Subsequent to December 31, 2007, the Company:

a)

Granted incentive stock options to directors and officers to purchase up to 400,000 common shares at $2.25 per share for a period of 5 years.

b)

Terminated its agreements with Yellowcake for the Sky, Jeep, and other data base projects. In addition, the Company and Yellowcake have agreed to amend certain terms  regarding Yellowcake’s commitment to fund $8,000,000 of  exploration on the Juniper Ridge property as follows:

i)

contribute  at least $764,518  not later than May 1, 2008

ii)

a minimum of $300,00 not later that September 1, 2008

iii)

a minimum of $500,000 not later that December 31, 2009

iv)

balance of the $8,000,000 as agreed by both parties based on the availability of financing, but in any case not later that December 31, 2012.